Exhibit 99.1

Maris-Tech Secures First Eastern European Defense Order for Jupiter Nano

Expansion into a New Defense Market Reinforces Maris- Tech's Global Capabilities

Rehovot, Israel, Feb. 06, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) based edge computing technology, today announced that it has received a new order from its U.K.-based distributor for its Jupiter Nano system to be delivered to a new defense company in Eastern Europe. This order marks a significant milestone for the Company as it expands into Eastern Europe’s defense sector and reinforces the Company’s’ position as a global player in video and AI-based edge computing solutions.

The order includes dozens of Jupiter Nano units, which will be integrated into weapon systems for a defense project in Eastern Europe. With its compact form factor and ability to handle multiple video streams simultaneously, Jupiter Nano offers the advantage of ultra-low latency streaming and robust network support. It also addresses the customer’s specific challenges and seamlessly integrates into their sophisticated military systems.

“We believe that this new order is a testament to both the strong relationship we have built with our U.K. distributor and the growing demand for Jupiter Nano’s advanced capabilities,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Eastern Europe is a new and exciting market for us, and we believe that that this opportunity will allow us to expand our reach in the global defense and homeland security markets.”

Jupiter Nano is a dual-channel H.264/H.265 codec, capable of 100msec ultra-low-latency streaming over wired and wireless networks. With video and audio capture, encoding, decoding, transcoding, and raw data preprocessing, Jupiter Nano is designed to meet the highest performance and reliability standards for modern defense applications.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing: the new order for the Jupiter Nano system; the integration of the Jupiter Nano units into the weapon systems; the growing demand for Jupiter Nano’s advanced capabilities; and that the new order will allow the Company to expand its reach in the global defense and homeland security markets. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and its other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com